GEOCOM RESOURCES INC.

January 24, 2006

VIA EDGAR AND FAX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Jason Wynn, Attorney Advisor

Dear Sirs:

Re: Geocom Resources Inc. Post Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed December 30, 2005 File No. 333-120913

We write to correct the disclosure under Controls and Procedures in our Form 10-KSB for the year ended June 30, 2005 that was filed with your offices on November 10, 2005, and in our Form 10-QSB for the quarter ended September 30, 2005 that was filed with your offices on December 21, 2005.

Form 10-KSB for the year ended June 30, 2005

We confirm that, as required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by the annual report, being June 30, 2005. We also confirm that there have been no changes in our company’s internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

Form 10-QSB for the quarter ended September 30, 2005

We confirm that, as required under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by the quarterly report, being September 30, 2005. We also confirm that there have been no changes in our company’s internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

We confirm that, on a forward-going basis, we will ensure the correct language is utilized and the evaluation is completed as of the correct dates under the Controls and Procedures section of our Forms 10-KSB and Forms 10-QSB.

We trust the foregoing is satisfactory.

Yours truly,

GEOCOM RESOURCES INC.

Per: /s/ John Hiner

John Hiner

President and CEO